SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

comScore, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,793,247
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,793,247
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes (as defined and described below), and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,440,466
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,440,466
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,440,466(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		130,477
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

130,477
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,477(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares underlying certain Notes that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

Starboard Value and Opportunity C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,922(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Excludes Shares underlying certain Notes that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

Starboard Value R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,922(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

(1) Excludes Shares underlying certain Notes that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

Starboard Value R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,922(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares underlying certain Notes that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,793,247
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,793,247
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,793,247
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,793,247
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,793,247
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,793,247
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,793,247
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,793,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,793,247
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,793,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

1	NAME OF REPORTING PERSONS

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,793,247
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,793,247
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,793,247(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99%
14	TYPE OF REPORTING PERSON

IN

(1) Includes 500,000 Shares underlying a certain forward purchase contract exercisable within 60 days hereof.

(2) Includes 1,287,790 Shares issuable upon the conversion of certain Notes and excludes additional Shares that are not issuable due to the beneficial ownership limitation, which provides that the Notes may not be converted if, after such conversion, the Reporting Persons would beneficially own more than 4.99% of the Issuer’s Shares.

CUSIP NO. 20564W105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 652,676 Shares beneficially owned by Starboard V&O Fund is approximately $16,863,467, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contract providing for the purchase of 500,000 Shares by Starboard V&O Fund is approximately $14,860,000, excluding commissions. The aggregate purchase price of the 130,477 Shares beneficially owned by Starboard S LLC is approximately $3,259,770, excluding brokerage commissions. The aggregate purchase price of the 72,922 Shares beneficially owned by Starboard C LP is approximately $1,821,886, excluding brokerage commissions. The aggregate purchase price of the 149,382 Shares held in the Starboard Value LP Account is approximately $4,341,241, excluding brokerage commissions.

As described in Item 4 below, the Reporting Persons entered into certain Agreements (as defined below) with the Issuer to purchase the Notes (as defined below). Accordingly, each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Value LP through the Starboard Value LP Account surrendered Shares to the Company and paid a cash amount, as set forth on the “Schedule of Buyers” attached to the Purchase Agreement (defined in Item 4 below and attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2018).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 16, 2018 (the “Closing Date”), and as described in more detail below, the Issuer and certain of its subsidiaries entered into certain agreements with certain of the Reporting Persons (collectively, the “Starboard Buyers”), providing for: (i) the sale to the Starboard Buyers of (A) $150,000,000 in aggregate principal amount of senior secured convertible notes (the “Notes”) of the Issuer, which Notes are convertible into shares (the “Conversion Shares”) of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), and (B) warrants (the “Warrants”) exercisable for 250,000 shares of Common Stock (the “Warrant Shares”); (ii) the grant to the Starboard Buyers of an option (the “Notes Option”) to purchase up to an additional $50.0 million in aggregate principal amount of Notes (such Notes, the “Option Notes”); and (iii) the Issuer’s future right to conduct a rights offering, which offering will be open to all of the Issuer’s stockholders on a pro rata basis in accordance with the rules and regulations of the SEC relating to offers of this type (the “Rights Offering”), of up to $150.0 million in aggregate principal amount of senior secured convertible notes of the Issuer, in each case subject to the terms and conditions contained in the applicable transaction documents described below.

The Notes were issued and sold pursuant to the terms and conditions of a Securities Purchase Agreement, dated as of the Closing Date, by and among the Issuer and the Starboard Buyers (the “Purchase Agreement”), and certain notes issued in favor of the Starboard Buyers (the “Note Agreement”). The Starboard Buyers exchanged $85.0 million of cash, and 2,600,000 shares of Common Stock owned by them, for the Notes and the Warrants, with the share exchange rate representing a 14.1% discount from the last closing bid price of the Common Stock on the OTC Markets on the trading day immediately preceding the Closing Date.

CUSIP NO. 20564W105

The Notes mature on January 16, 2022 (the “Maturity Date”). Interest on the Notes accrues at a minimum of 6.0% per year for the first year and two weeks the Notes are outstanding, and at a minimum interest rate of 4.0% per year thereafter (each date, an “Interest Reset Date”), in each case subject to upward adjustment to up to 12.0% per year, based upon the then-applicable Conversion Premium (as defined in the Note Agreement) as set out in the Note Agreement. In addition, in the event the Issuer has not filed with the SEC a Form 10-K containing its audited financial statements for the years ended December 31, 2015, 2016 and 2017 (the “Form 10-K”) by April 30, 2018 (the “Form 10-K Filing Deadline”), the then-applicable interest rate will increase by 2.0% until the Issuer becomes current in its filings under the Securities Exchange Act of 1934 (the “Exchange Act”) and until the next applicable Interest Reset Date, at which time such interest rate increase will no longer remain in effect.

Interest on the Notes is payable, at the option of the Issuer, in cash, or, subject to certain conditions, through the issuance by the Issuer of additional shares of Common Stock (the “PIK Interest Shares”). Any PIK Interest Shares so issued will be valued at the arithmetical average of the volume-weighted average trading prices of the Common Stock on each trading day during the ten consecutive trading days ending on the trading day immediately preceding the applicable interest payment date.

The Notes are convertible into shares of Common Stock at any time prior to the Maturity Date at a price (the “Conversion Price”) equal to a 30.0% premium to the volume weighted average trading prices of the Common Stock on each trading day during the ten consecutive trading days commencing on the Closing Date, subject to a Conversion Price floor of $28.00 per share. The Notes are also subject to a 4.99% blocker providing that the Reporting Persons cannot convert any of the Notes if the Reporting Persons would beneficially own, after any such conversion, more than 4.99% of the outstanding shares of Common Stock of the Issuer.

Pursuant to the terms of the Purchase Agreement, the Issuer granted the Notes Option to the Starboard Buyers, which Notes Option is exercisable, in whole or in part, at any time or times through the date that is five business days after the Company files a registration statement relating to the Rights Offering. Option Notes may be purchased, at the option of the Starboard Buyers, through the exchange of a combination of cash and shares of Common Stock owned by the Starboard Buyers, subject to certain limitations, as set out in the Purchase Agreement. Any Option Notes purchased pursuant to the grant of the Notes Option will have the same terms, including as to maturity, interest rate, convertibility, and security, as the Notes. In the event the Notes Option is exercised by the Starboard Buyers, but the Issuer is unable to deliver any Option Notes due to, among other things, judicial or regulatory limitation, the Issuer will be obligated to deliver to the Starboard Buyers an equivalent amount of value through the issuance of additional warrants to purchase Common Stock, an increase in the interest rate on the Notes, or a reduction in the Conversion Rate of the Notes, as described in the Purchase Agreement.

The Notes are (and any Option Notes will be) guaranteed by certain of the Issuer’s direct and indirect wholly-owned domestic subsidiaries (the “Guarantors”) and are (and any Option Notes will be) secured by a security interest in substantially all of the assets of the Issuer and the Guarantors, pursuant to a Guaranty, dated as of the Closing Date, entered into by the Guarantors (the “Guaranty Agreement”), and a Pledge and Security Agreement, dated as of the Closing Date, among the Issuer, the Guarantors and Starboard Value and Opportunity Master Fund Ltd. as collateral agent (the “Security Agreement”).

CUSIP NO. 20564W105

The Notes contain (and any Option Notes will contain) certain affirmative and restrictive covenants with which the Issuer must comply, including covenants with respect to (i) limitations on additional indebtedness, (ii) limitations on liens, (iii) limitations on certain payments, (iv) maintenance of certain minimum cash balances and (v) the filing of the Form 10-K and certain other disclosures with the SEC.

Pursuant to the Purchase Agreement, the Issuer agreed to issue to the Starboard Buyers on the earlier of the closing of the Rights Offering and October 16, 2018, Warrants to acquire the Warrant Shares pursuant to the terms and conditions of a Warrant to Purchase Common Stock (the “Warrant Agreement”). The Warrants will entitle the holders thereof to purchase, on a one-for-one basis, shares of Common Stock at a price of $0.01 per share, and will be exercisable for five years from the date of issuance. The Warrants will not be subject to any anti-dilution protection, other than standard adjustments in the case of stock splits, stock dividends and the like.

As contemplated by the Purchase Agreement, on the Closing Date, the Issuer entered into a registration rights agreement with the Starboard Buyers (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file one or more registration statements allowing for the resale of the Conversion Shares (including any Conversion Shares which may become issuable following the sale of any Option Notes), the Warrant Shares and the PIK Interest Shares. The Registration Rights Agreement requires, among other things, the Issuer to file a registration statement covering the resale of such securities within 30 days of the Issuer filing with the SEC the Form 10-K, and to use commercially reasonable efforts to have such registration statement declared effective within ninety days following the filing thereof. The Registration Rights Agreement also includes other customary provisions relating to, among other things, suspension periods and indemnification.

The foregoing descriptions of each of the Purchase Agreement, the form of the Note Agreement, the Guaranty Agreement, the Security Agreement, the form of the Warrant Agreement and the Registration Rights Agreement (collectively the “Agreements”) are qualified in their entirety by reference to each of the Agreements, which are filed as exhibits to the Issuer’s Form 8-K filed with the SEC on January 16, 2018 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon (i) 54,689,047 Shares outstanding (representing 57,289,047 Shares outstanding as of December 31, 2017, which is the total number of Shares outstanding as reported in the Purchase Agreement minus the 2,600,000 Shares surrendered by the Reporting Persons as part of the purchase price pursuant to the Purchase Agreement) and (ii) certain of the 150,000,000 Shares issuable upon the conversion of certain Notes, as described above.

A.	Starboard V&O Fund

(a)	As of the close of business on January 16, 2018, Starboard V&O Fund beneficially owned 2,440,466 Shares, including 500,000 Shares underlying a certain forward purchase contract and 1,287,790 Shares issuable upon the conversion of certain Notes.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,440,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,440,466
4. Shared power to dispose or direct the disposition: 0

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(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on January 16, 2018, Starboard S LLC beneficially owned 130,477 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 130,477
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 130,477
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on January 16, 2018, Starboard C LP beneficially owned 72,922 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,922
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 72,922 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,922
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 72,922 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,922
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)	As of the close of business on January 16, 2018, 149,382 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 2,440,466 Shares owned by Starboard V&O Fund, (ii) 130,477 Shares owned by Starboard S LLC, (iii) 72,922 Shares owned by Starboard C LP, and (iv) 149,382 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 2,793,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,793,247
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,440,466 Shares owned by Starboard V&O Fund, (ii) 130,477 Shares owned by Starboard S LLC, (iii) 72,922 Shares owned by Starboard C LP, and (iv) 149,382 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 2,793,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,793,247
4. Shared power to dispose or direct the disposition: 0

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(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Principal Co

(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,440,466 Shares owned by Starboard V&O Fund, (ii) 130,477 Shares owned by Starboard S LLC, (iii) 72,922 Shares owned by Starboard C LP, and (iv) 149,382 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 2,793,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,793,247
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,440,466 Shares owned by Starboard V&O Fund, (ii) 130,477 Shares owned by Starboard S LLC, (iii) 72,922 Shares owned by Starboard C LP, and (iv) 149,382 Shares held in the Starboard Value LP Account.

Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 2,793,247
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,793,247
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,440,466 Shares owned by Starboard V&O Fund, (ii) 130,477 Shares owned by Starboard S LLC, (iii) 72,922 Shares owned by Starboard C LP, and (iv) 149,382 Shares held in the Starboard Value LP Account.

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Percentage: Approximately 4.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,793,247
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,793,247

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       As of January 16, 2018, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On January 16, 2018, the Reporting Persons and the Issuer entered into the Agreements defined and described in Item 4 above. A copy of each of the Agreements are attached as exhibits to the Issuer’s Form 8-K filed with the SEC on January 16, 2018 and are incorporated herein by reference.

As previously disclosed in the Schedule 13D, Starboard V&O Fund entered into a forward contract with Morgan Stanley as the counterparty providing for the purchase of an aggregate of 500,000 Shares having an aggregate purchase price of $14,860,000 (the “Forward Contract”). The Forward Contract has a final valuation date of April 26, 2019, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to Morgan Stanley of such intention at least two (2) scheduled trading days in advance of the desired early final valuation date. The Forward Contract provides for physical settlement. Until the settlement date, the Forward Contract does not give the Reporting Persons voting and dispositive control over the Shares to which such contract relates.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

99.1	Form of Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

99.2	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

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99.3	Securities Purchase Agreement, date as of January 16, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

99.4	Guaranty Agreement, dated as of January 16, 2018 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

99.5	Pledge and Security Agreement, dated as of January 16, 2018 (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

99.6	Registration Rights Agreement, dated as of January 16, 2018 (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 16, 2018).

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ JEFFREY C. SMITH
Jeffrey C. Smith
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(1,990,730)	25.00	01/16/2018
Purchase of Senior Secured Convertible Notes	114,849,797*	100.00	01/16/2018

Starboard Value and Opportunity S LLC

Sale of Common Stock	(225,339)	25.00	01/16/2018
Purchase of Senior Secured Convertible Notes	13,000,355*	100.00	01/16/2018

Starboard Value and Opportunity C LP

Sale of Common Stock	(125,941)	25.00	01/16/2018
Purchase of Senior Secured Convertible Notes	7,265,805*	100.00	01/16/2018

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(257,990)	25.00	01/16/2018
Purchase of Senior Secured Convertible Notes	14,884,043*	100.00	01/16/2018

_____________________

* Represents Shares underlying the Senior Secured Convertible Notes